04001549

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42004

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CURREN & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MACARTHUR BLVD., SUITE 970
(No. and Street)

NEWPORT BEACH (City) CALIFORNIA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILL F. CURREN 949/476-3230
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2004
WASH. D.C. 155

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BILL F. CURREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURREN & COMPANY, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BILL F. CURREN
Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURREN & COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(With Independent Auditors' Report Thereon)

STATE OF CALILFORNIA)
)
)
COUNTY OF ORANGE)

Subscribed and sworn to (or affirmed) before me this 10th day of February 2004, by Bill F. Curren

(seal of Notary)

LORI DEAN
Commission # 1290793
Notary Public - California
Orange County
My Comm. Expires Jan 14, 2005

WITNESS my hand and official seal.

Lori Dean
Notary Public in and for said State

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Curren & Company
Newport Beach, California

We have audited the accompanying statement of financial condition of Curren & Company as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curren & Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 28, 2004

CURREN & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash in bank	$ 28,817
Deposit - Clearing agent	75,516
Receivable - Clearing agent	14,561
Marketable securities	83,292
Other receivable - Employees	7,202
Prepaid income taxes	3,060
Property and equipment, net	593
Other assets	8,582
Total assets	$ 221,623

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 29,549
Income taxes payable		3,222
Deferred taxes payable		86
Total liabilities		32,857
Stockholders' equity:		
Common stock without par value; authorized, issued and outstanding, 100 shares	$ 54,758	
Retained earnings	134,008	
Total stockholders' equity		188,766
Total liabilities and stockholders' equity		$ 221,623

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Securities commissions		$ 916,803
Interest		30,104
Realized and unrealized gains and losses		27,935
Total revenues		974,842
Expenses:		
Employee compensation and benefits	$ 678,570	
Rent	88,848	
Floor brokerage, exchange clearance and regulatory fees	80,514	
Outside services	6,550	
Office expenses	42,678	
Telephone	8,685	
Professional fees	9,225	
Interest	5	
Depreciation	8,911	
Total expenses		923,986
Income before income taxes		50,856
Income taxes:		
Current	5,601	
Deferred	6,827	
Total income taxes		12,428
Net income		$ 38,428

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings	Total
Balance at December 31, 2002	$ 54,758	95,580	150,338
Net income for the year ended December 31, 2003	-	38,428	38,428
Balance at December 31, 2003	$ 54,758	134,008	188,776

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$ 38,428
Adjustments to reconcile net loss to net cash provided from operating activities:		
Unrealized and realized gains and losses	$ (27,935)	
Depreciation	8,911	
Increase in clearing deposits	(169)	
Increase in receivables - Clearing agent	(4,244)	
Increase in other receivables	(1,375)	
Increase in accounts payable and accrued expenses	18,166	
Increase in income taxes payable	3,222	
Change in deferred taxes	6,827	
Decrease in prepaid taxes	1,579	
Total adjustments		4,982
Net cash flows provided by operating activities		43,410
Cash flows from investing activities:		
Purchase of equipment	(3,233)	
Net purchases - Marketable securities	(20,645)	
Net cash flows used for investing activities		(23,878)
Cash flows from financial activities		-
Net increase in cash		19,532
Cash at beginning of year		9,285
Cash at end of year		$ 28,817

SUPPLEMENTAL CASH INFORMATION

Cash payments for taxes	$ 1,100
Cash payments for interest	$ 5

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Newport Beach, California. The Company is subject to a minimum net capital requirement of $50,000 under SEC Rule 15c3-1 and operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) PROPERTY AND EQUIPMENT

Furniture and computer equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of seven and five years, respectively. At December 31, 2003, the financial statement memorandum account for fixed assets consisted of the following:

Equipment	$ 29,306
Computers	19,816
Total	49,122
Accumulated depreciation	(48,529)
Net book value	$ 593

(3) COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease agreement in June 2001 expiring June 2006. The lease is in the name of the Company's president with lease payments to be made by the Company. The following is a schedule of the annual lease (rent) payments due, which are subject to an increase based on the building's operating expense allowance.

Year Ended December 31	Amount
2004	$ 85,313
2005	87,075
2006	51,393
Total commitments	$ 223,781

(4) PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year eligibility service. No contributions were made during 2003.

(5) INCOME TAXES

The Company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates. A deferred tax liability of $86 has been recognized for the taxable temporary differences related to accumulated depreciation.

(6) SECURITIES OWNED AT MARKET VALUE

The Company holds securities available for sale which are stated at fair market value as of December 31, 2003. These securities are listed on national exchanges and the fair value is determined based on published market prices.

(7) NET CAPITAL

The Company is subject to a $50,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the net capital was $146,315 which exceeded the required minimum capital by $96,315. The aggregate indebtedness to net capital ratio was .22 to 1.

CURREN & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Total ownership equity		$ 188,766
Less non-allowable assets:		
Property and equipment, net	$ 593	
Prepaid taxes	3,060	
Receivables - Employees	7,202	
Deposits - Other assets	8,582	(19,437)
Net capital before haircuts		169,329
Haircuts:		
Exempt securities	566	
Marketable securities	12,494	
Undue concentration	9,954	(23,014)
Net capital		$ 146,315

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,191
Minimum dollar net capital required	$ 50,000
Net capital requirement (greater of above two figures)	$ 50,000
Excess net capital	$ 96,315

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 32,857
Ratio of aggregate indebtedness to net capital	.22 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

CURREN & COMPANY
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2003

Net capital as reported in unaudited Focus Report Part IIA		$ 143,157
Adjustment related to:		
Income taxes	$ 9	
Accrued payroll	7,548	
Payroll taxes payable	(4,614)	
Haircut	215	
Total adjustments		3,158
Net capital as reported in audited financial statements		$ 146,315

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The difference is not material, and the Company is substantially above its minimum requirements.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Curren & Company
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of Curren & Company for the year ended December 31, 2003, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
January 28, 2004